CRO AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ
COMPANIES REGISTRATION OFFICE

# B7

***Variation of company capital as prescribed under***
Section 83(6) Companies Act 2014

(This form also serves as notice of alteration of share capital under section 92(1) Companies Act 2014)

Company number
1 4 5 8 3 5

CRO receipt date stamp & barcode

**Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes**

**Company name** *in full*
ICON Public Limited Company

**Description of change** *note one*
14,500 shares, with a par value of €0.06 per share, in the capital of ICON Public Limited Company (the "Company") were redeemed by the Company and upon redemption were subsequently cancelled out of the issued share capital of the Company.

**Date effective**

| Day | Month | Year |
|---|---|---|
| 13 | 12 | 2017 |

**Certification**
I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B7.

Signature [signature]

Name *in bold capitals or typescript*
Diarmaid Cunningham

☐ Director ☑ Secretary *note two*

Date 15/12/2017

**Presenter details**

| | |
|---|---|
| Name | ICON plc |
| Address | South County Business Park, Leopardstown, Dublin 18, Ireland |
| Telephone | 01 256 4529 |
| Fax number | |
| Email | erina.fox@iconplc.com |
| Contact person | Erina Fox |
| Dx Number/Exchange | |
| Reference number | |